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                            October 20, 2023

       Shou Donghua
       Chief Financial Officer
       China Petroleum & Chemical Corporation
       22 Chaoyangmen North Street
       Chaoyang District, Beijing, 100728
       The People   s Republic of China

                                                        Re: China Petroleum &
Chemical Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 13, 2023
                                                            File No. 001-15138

       Dear Shou Donghua:

              We have reviewed your October 13, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

   1. In your amended Form 20-F, please also revise this section to disclose the ownership of your principal
subsidiaries by "Other Entities Controlled by PRC Governmental
                                                        Entities," consistent
with your response to comment 1. In this regard we note that Note 39 combines such entities
with Other Entities not controlled by PRC governmental entities, disclosing all
non-controlling interests in aggregate.
 Shou Donghua
China Petroleum & Chemical Corporation
October 20, 2023
Page 2

       Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377
with any other questions.



FirstName LastNameShou Donghua                      Sincerely,
Comapany NameChina Petroleum & Chemical Corporation
                                                    Division of Corporation
Finance
October 20, 2023 Page 2                             Disclosure Review Program
FirstName LastName